September 4, 2007

VIA EDGAR AND FACSIMILE

(202) 772-9205

Ms. Kathryn Jacobson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission, Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	QC Holdings, Inc.

Form 10-K for the Fiscal Year ended December 31, 2006

Filed March 14, 2007

File No. 0-50840

Dear Ms. Jacobson:

This letter is submitted on behalf of QC Holdings, Inc. (the “Company”) in response to your comment letter dated August 7, 2007, with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2006. For ease of reference, each comment has been included followed by the Company’s response to the comment.

In accordance with Staff request, the Company’s future filings will be revised as described below to reflect the following responses.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations Provision for Losses and Returned Item Policy, page 36

Comment 1: We note your response to prior comment 1. Tell us your basis for adding “Qualitative and Other Adjustments” to your computed allowance if you “do not have complete and final information for the immediate subsequent month … by the time you report.” It appears that such adjustments had an effect of increasing the effective write-off percentage from 3.38% to 4.72% at the year ended December 31, 2006. If similar material adjustments were required to be added to the computed historical adjustment factor during each reporting period, tell us why you have not used an adjustment factor that better reflects a loss experience that is more consistent with your evaluation during your year-end and quarterly closing process. Does your historical adjustment factor reflect the exact loss total for the outstanding loans at its respective period-end (that is, after accounting for loans deemed uncollectible over a period of time)?

Company Response: The purpose of adding a qualitative component to our monthly analysis is to account for recent changes in our business, including regulatory issues, introduction of different products (including variations to existing ones), geographic or demographic developments and operational or business changes. Our comment with respect to “complete and final information” speaks to the collection efforts on our period-end accounts. This process occurs continuously for several months, stretching out to years. In fact, the process doesn’t conclude until we ultimately sell the debt to a third party. Accordingly, when we consider qualitative period-end adjustments, we are trying to capture known factors that we believe may impact the collectibility of the Company’s portfolio of more than 150,000 loans that will come to term during the next 15 days.

We evaluate each period-end distinctly due to the seasonality of our business. Accordingly, we consider the various qualitative factors that might impact the collectibility each period-end. Since our change in methodology in July 2005, we have determined that qualitative adjustments were appropriate in some periods, but not in others. For each period, a determination was made based on the best available information and management’s assessment of this information.

Comment 2: To better understand your basis for concluding that the revised methodology “better reflects the short-term nature of the loan portfolio at each period-end,” please supplementally provide us the following:

•	The actual loss/volume ratio for 2006 and 2005 and how each compared to your initial estimate as of its respective year-end.

•

The actual loss/volume ratio for each interim period following the adoption of the revised methodology through the third quarter of 2006 and how each compared to your initial estimate as of each respective period.

Company Response: Final actual loss experience is still not determined for the periods requested. As soon as a check is returned to us for insufficient funds, which would generally occur within 30 days of loan origination, we record the amount as a loan loss. At this point, the collection process begins. Our process for collection of past-due accounts generally takes between 18 and 24 months to occur. Essentially, our branches will attempt to collect generally for approximately 180 days. At that point, the account is transferred to our central collections department. This department then attempts to collect the debt for a certain period of time, typically between 90 to 180 days. This period differs for each account based on the past collection contacts, experience with the customer, expectation of collection and other factors. Once the central collection department has exhausted its resources, we then contract with a third-party collection agency. This agency will work the account for approximately 90 to 180 days. If the debt has still not been collected, we then sell the debt, together with other accounts at a similar stage of the collection process.

It is important to note that throughout the collection process, the account has already been recorded as a loss in our financial statements. When we do collect an amount, it serves to reduce the loss in the period collected. Accordingly, collections of past-due accounts are typically in periods subsequent to the write-off of the account.

Comment 3: Following the end of a reporting period, such as the year ended December 31, 2006, tell us how long thereafter you receive the complete and final information (on loss experience) for loans outstanding at December 31, 2006, and disclose how you account for the information.

Company Response: As noted in our response to Comment 2 above, final determination of each particular account can take between 18 and 24 months. Because we write-off an account as soon as a check is returned to us for insufficient funds, our provision for losses in any given period reflects the most recent information available.

With respect to collections, we record them as a reduction to the provision for losses in the period received. Accordingly, as each account evolves through the collection process, the final resolution differs for each. All collections are recorded as a reduction to the provision for losses in the period of collection. For example, one debt could be collected by the branch, another may be collected by our central collections department and many ultimately are packaged together and sold. Regardless of the method for collection, the amount received is recorded as a reduction to the provision for losses in the period in which the funds are received.

*            *            *

We are authorized to acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions, comments or concerns, I would be pleased to discuss those questions, comments or concerns by telephone. I am available at any time to discuss these responses from QC Holdings. Please contact me (816-218-7548) if you have further comments or questions concerning this letter.

Very truly yours,

/s/ Catherine E.K. Wood
Catherine E.K. Wood

cc:	Mr. Douglas E. Nickerson, CFO QC Holdings, Inc.

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